21002707

MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **StillPoint Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13301 Hillsborough Avenue, Suite 101
(No. and Street)

Tampa	**FL**	**33635**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy C. Cross **(813) 891-9100**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway	**Livingston**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Amy C. Cross, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of StillPoint Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BROOKE FELDER
Notary Public-State of Florida
Commission # GG 967604
My Commission Expires
March 10, 2024

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

STILLPOINT CAPITAL, LLC

TABLE OF CONTENTS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
StillPoint Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StillPoint Capital, LLC as of December 31, 2020, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StillPoint Capital, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StillPoint Capital, LLC's management. Our responsibility is to express an opinion on StillPoint Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to StillPoint Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Stillpoint Capital, LLC's auditors since 2020.

Livingston, New Jersey
February 25, 2021

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	455,661
Accounts receivable		1,455
Right of use asset		113,842
Securities owned		4,359
Prepaid expenses and other assets		91,881
Equipment and leasehold improvements (net of accumulated depreciation of $27,920)		48,033
Total Assets	$	715,231

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	147,419
Lease liability		113,842
Total Liabilities		261,261
Commitments and Contingencies		-
Member's Equity		453,970
Total Liabilities and Member's Equity	$	715,231

The accompanying notes are an integral part of these financial statements

NOTE A - NATURE OF OPERATIONS

Stillpoint Capital, LLC, formerly Stock Sale Compliance and later First Legacy Global Markets, LLC (the Company), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. As a limited liability company, the member's liability is limited to its investment.

The Company provides investment banking and investment corporate advisory services for customers located throughout the United States, and a specialized registered representative program.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. As of December 31, 2020, there is no balance in the allowance for doubtful accounts.

Securities Owned

Securities owned are recorded at fair value. The resulting difference between cost and fair value is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer The amount of retainer revenue recognized from the transfer of specified deliverables without the consummation of a success fee based transaction or formal termination of an engagement was $919,837 and has been included in investment banking revenue in the accompanying Statement of Operations.

Income Taxes

The Company is taxed as an S-Corporation. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. The Company has identified its tax status as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

NOTE C - LEASES

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 3% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term.

The Company entered into a non-cancellable lease agreement for office space, which commenced on June 1, 2017. This operating lease is scheduled to expire on May 31, 2022

Maturities of lease liabilities under the noncancelable lease as of December 31, 2020:

2021	$ 87,037
2022	36,265
	$ 123,302

Total undiscounted lease payments	123,302
Less imputed interest	(9,460)
Total lease liability	$ 113,842

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2020 was $87,037.

NOTE D - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $308,443 which was $298,615 in excess of its required net capital of $9,828 and its ratio of aggregate indebtedness to net capital was .48 to 1.

NOTE E - CONTINGENCIES

The Company is, and from time to time may be, subject to litigation and arbitration incidental to the operation of the business.

NOTE F - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Measurements December 31, 2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities Owned, common stock, publicly traded	**$ 4,359**	**$ 4,359**	**-**	**-**

NOTE G - RETIREMENT PLAN

The Company has a 401(k) retirement plan covering substantially all employees. The Company did not make any contributions to this plan during 2020.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE I – IMPACT OF COVID-19

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and we have not had significant disruption.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the development and effectiveness of widespread testing or a vaccine.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StillPoint Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13301 Hillsborough Avenue, Suite 101
(No. and Street)

Tampa	FL	33635
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy C. Cross — (813) 891-9100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy C. Cross, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of StillPoint Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BROOKE FELDER
Notary Public-State of Florida
Commission # GG 967604
My Commission Expires
March 10, 2024

Signature

CEO
Title

Brooke Felder
Notary Public

This report** contains (check all applicable boxes).

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

STILLPOINT CAPITAL, LLC

TABLE OF CONTENTS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
StillPoint Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StillPoint Capital, LLC as of December 31, 2020, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StillPoint Capital, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of StillPoint Capital, LLC's management. Our responsibility is to express an opinion on StillPoint Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to StillPoint Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Stillpoint Capital, LLC's auditors since 2020.

Livingston, New Jersey
February 25, 2021

STILLPOINT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	455,661
Accounts receivable		1,455
Right of use asset		113,842
Securities owned		4,359
Prepaid expenses and other assets		91,881
Equipment and leasehold improvements (net of accumulated depreciation of $27,920)		48,033
Total Assets	$	715,231

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	147,419
Lease liability		113,842
Total Liabilities		261,261
Commitments and Contingencies		-
Member's Equity		453,970
Total Liabilities and Member's Equity	$	715,231

The accompanying notes are an integral part of these financial statements

NOTE A - NATURE OF OPERATIONS

Stillpoint Capital, LLC, formerly Stock Sale Compliance and later First Legacy Global Markets, LLC (the Company), a Florida Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. As a limited liability company, the member's liability is limited to its investment.

The Company provides investment banking and investment corporate advisory services for customers located throughout the United States, and a specialized registered representative program.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. As of December 31, 2020, there is no balance in the allowance for doubtful accounts.

Securities Owned

Securities owned are recorded at fair value. The resulting difference between cost and fair value is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer The amount of retainer revenue recognized from the transfer of specified deliverables without the consummation of a success fee based transaction or formal termination of an engagement was $919,837 and has been included in investment banking revenue in the accompanying Statement of Operations.

Income Taxes

The Company is taxed as an S-Corporation. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. The Company has identified its tax status as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

NOTE C - LEASES

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is the libor rate, which was 3% at inception. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs associated with long-term leases on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight -line basis over the lease term.

The Company entered into a non-cancellable lease agreement for office space, which commenced on June 1, 2017. This operating lease is scheduled to expire on May 31, 2022

Maturities of lease liabilities under the noncancelable lease as of December 31, 2020:

2021	$ 87,037
2022	36,265
	$ 123,302

Total undiscounted lease payments	123,302
Less imputed interest	(9,460)
Total lease liability	$ 113,842

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended December 31, 2020 was $87,037.

NOTE D - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $308,443 which was $298,615 in excess of its required net capital of $9,828 and its ratio of aggregate indebtedness to net capital was .48 to 1.

NOTE E - CONTINGENCIES

The Company is, and from time to time may be, subject to litigation and arbitration incidental to the operation of the business.

NOTE F - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Measurements December 31, 2020	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities Owned, common stock, publicly traded	**$ 4,359**	**$ 4,359**	**-**	**-**

NOTE G - RETIREMENT PLAN

The Company has a 401(k) *retirement plan covering substantially all employees.* The Company did not make any contributions to this plan during 2020.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE I – IMPACT OF COVID-19

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and we have not had significant disruption.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the development and effectiveness of widespread testing or a vaccine.